P.E. 2/21/02


02016606


RECD S.E.C.
FEB 2 1 2002
080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report of 21 February 2002

Energis plc
(Name of Registrant)

Carmelite
50 Victoria Embankment
London EC4Y 0DE
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Announcements in respect of notificable interests

2. Announcement in respect of Strategic Review Statement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ENERGIS PLC
(Registrant)

Date: 21/2/2002

By: 

J. Christopher Hibbert
Director

EXHIBIT 1

Energis plc ("Energis")

An announcement was made on 4 March 1999 that Energis QUEST Trustee Limited, the trustee of the trust established by deed on 26 February 1999 ("the QUEST") to facilitate the operation of the Inland Revenue approved Energis plc Savings Related Share Option Scheme and the Energis Savings Related Share Option Scheme ("the Schemes"), subscribed for ordinary shares of Energis plc. The QUEST has since made further subscriptions for shares and further announcements were made at the time. Options have been granted over those Shares under the Schemes and Energis QUEST Trustee Limited has agreed to satisfy those options.

Messrs Wickham, Trent, Beaumont, Taylor and Hibbert, executive directors of Energis plc, ("the Executive Directors") are potential beneficiaries under the trust (together with all other UK employees of the Energis Group) and are therefor Interested in the Shares whilst they are held by the QUEST. Energis' registrars confirmed on Friday 15th February 2002 that on that day a total of 34,500 shares were transferred to beneficiaries of the QUEST other than the Executive Directors. The technical interest of the Executive Directors in the shares held by the QUEST has changed accordingly. Following the transfer the QUEST held 3,773,848 shares in Energis plc.

H:\hr\ballard\quest\ann\15.2.2

EXHIBIT 2

Energis plc

Energis plc has noted the press speculation this morning. Energis confirms that it is holding a meeting with its lending banks today and that it will be making a further statement later today.

For Immediate release: 21 February 2002

ENERGIS plc

Strategic Review Statement

The Board of Energis has today entered into discussions with its bankers about the preliminary results of the strategic review of its business which commenced following its trading statement on 24 January.

In the light of the changed market environment and Energis' current position the review has looked at the best means of improving cash generation and EBITDA growth.

The review confirms that Energis' core UK operations, which are expected to account for approximately 75% of its overall revenue and approximately 125% of its EBITDA for the year ending March 2002, are expected to be free cash flow positive before interest during the next financial year.

The review indicates that the company's Continental European businesses as a whole have attractive prospects but require significant further funding in the near future.

Accordingly the company believes it is appropriate actively to pursue the disposal of its Continental European businesses.

In parallel with these actions, the Board has reviewed the Group's financial position.

The Group expects to be unable to comply with certain of the existing financial covenants in the loan agreement to Energis Holdings Limited (EHL), the holding company of its UK business. Accordingly, at a meeting today with its banks, Energis will be making proposals to amend these covenants.

The company is also making a proposal to draw down funds from the facility. These funds will provide liquidity for the UK operations. Cash balances at Energis plc will be utilised to support other Group companies pending their orderly disposal. However, in the medium term, Energis does not expect to be able to make continuing transfers of funds from EHL to Energis plc. Consequently the Board is reviewing a range of options to secure a more appropriate long term financing structure for Energis plc. These include exploring a restructuring of the bonds in Energis plc.

National Grid Group plc ("NGG") has advised the Board of Energis that: "NGG will consider the Energis strategic review in the light of the interests of NGG shareholders. The Energis Board should not assume that it can rely on NGG for additional financial support."

Energis is restructuring its UK business to improve efficiency, accountability and control. Staff functions will be centralised, simplifying support processes and reducing overheads. This is expected to result in a reduction of £25 million per annum in operational expenditure and approximately 400 job losses in the UK.

The Board has also accepted the resignations of two executive directors, Bob Taylor and John Beaumont. John Beaumont will be joining UK eUniversities as CEO from March.

The Board expects to make a further statement once the results of the strategic review have been concluded and the banks have responded to these proposals.

Contact

Energis

Investors
Jill Sherratt + 44 (0)20 7206 5700
Nick Benson + 44 (0)20 7206 5335
Press
Gavin Partington + 44 (0)20 7206 5092

Citigate Dewe Rogerson

Anthony Carlisle + 44 (0)20 7638 9571
Mobile: 07973 611888

Teleconference

14.30 hrs UK time; 15.30 hrs European time; 09.30 hrs Eastern Standard time

UK	020 8781 0571
	020 8240 8243
International	+44 20 8781 0571
	+44 20 8240 8243

Ask to join the Energis Conference Call, Chaired by Gordon Owen

Replay UK	020 8288 4459	Access code: 699 822
Replay International	+44 20 8288 4459	Access code: 699 822